Exhibit 99.1

Dear Shareholders,

We’ve added a Frequently Asked Questions (FAQ) section to our Investor Relations page to address many of the questions we’ve been receiving about the transaction, including the structure of the CVR and the total potential consideration.

You can view the FAQ here:

https://www.monogramtechnologies.com/investors

We encourage all shareholders to review this information for clarity on the transaction terms and timing.

Thank you for your continued support.

Kind regards,

Ben Sexson

CEO, Monogram Technologies Inc.